

May 28, 2024

William Bullock, Jr
EVP and Chief Financial Officer
ConocoPhillips
925 N. Eldridge Parkway
Houston, TX 77079

> **Re: ConocoPhillips**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **Filed February 15, 2024**
> **File No. 001-32395**

Dear William Bullock:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation